February 19, 2025

Dr. Eli Hazum
Chief Executive Officer
Regentis Biomaterials Ltd.
60 Medinat Hayehudim
Herzliya, Israel 4676652

       Re: Regentis Biomaterials Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 12, 2025
           CIK No. 0001912966
Dear Dr. Eli Hazum:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Capitalization, page 59

1. We note your revisions to address prior comment 1. In this regard, on page 116, you noted that the bridge loans were entered into between October and November 2024.
       Please tell us your consideration of reflecting the issuance of the $250,000 bridge loans as a Pro Forma adjustment.
2. As a related matter, please revise your total capitalization balance to properly reflect the summation of all the line items.
 February 19, 2025
Page 2
Notes to Financial Statements
Note 2 (m) - Basic and diluted loss per share, page F-26

3. Similar to your response to prior comment 3, please revise your accounting policy footnotes here and on page F-8 to clarify that your preferred shares are participating securities and that your earnings per share is calculated using the two-class method.

       Please contact Eric Atallah at 202-551-3663 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   David A. Huberman, Esq.